

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Philip Tinkler
Chief Financial Officer
Equity Distribution Acquisition Corp.
2 North Riverside Plaza, Suite 600
Chicago, IL 60606

> **Re: Equity Distribution Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 8, 2020**
> **File No. 333-248463**

Dear Mr. Tinkler:

We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

Amendment 1 to Registration Statement on Form S-1 filed September 8, 2020

Risk Factors
Provisions in our amended and restated certificate of incorporation and Delaware law..., page 66

1. We note that you revised your disclosure to state that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christian O. Nagler, Esq.